SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 6-K/A





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





                For the three months period ended March 31, 2001

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X                      Form 40-F
         ---------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No            X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

We Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. We are located in Warsaw, Poland and were registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary organized under the laws of The Netherlands. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V. has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

References to "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee").

PTC International Finance II S.A. and PTC International Finance (Holding) B.V. essentially have no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

We publish our Financial Statements in Polish Zloty. In this quarterly report on this Form 6-K (the "Form 6-K") references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "USD" or "$" are to the lawful currency of the United States of America and references to "Euro" or "(a)" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary union pursuant to the Maastricht Treaty on January 1, 1999.

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.1= $1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2001. These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Our Financial Statements for the three months ended March 31, 2001 included in this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 18 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.



----------------------------
Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

TABLE OF CONTENTS

Part I. Financial Information                                                  4
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ITEM 1. FINANCIAL STATEMENTS                                                   4
--------------------------------------------------------------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS                                            4
--------------------------------------------------------------------------------
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS           18
--------------------------------------------------------------------------------

Part II. Other Information                                                    23
--------------------------------------------------------------------------------

ITEM 1. LEGAL PROCEEDINGS                                                     23
--------------------------------------------------------------------------------
ITEM 2. MATERIAL CONTRACTS                                                    24
--------------------------------------------------------------------------------
ITEM 3. BUSINESS ENVIRONMENT                                                  28
--------------------------------------------------------------------------------

SIGNATURES                                                                    30
--------------------------------------------------------------------------------

Part I. Financial Information



Item 1. Financial Statements

See "Financial Statements" attached to this form 6-K.



Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objective sand expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability;
(vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry;
(xi) concentration of credit risk; (xii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.



Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 18 to the Financial Statements as of and for the quarter ended March 31, 2001. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the quarter ended March 31, 2001 and 2000 have been derived from unaudited Financial Statements.

 Statement of Operations Data


                                                                       Quarter ended             Quarter ended
                                                                       March 31, 2001            March 31, 2000
                                                                                                   (restated)
                                                              ----------------------------------------------------
                                                              ----------------------------------------------------
                                                              (in thousands, except subscriber and churn rate data)
                                                              ----------------------------------------------------
                                                              ----------------------------------------------------
                                                                    PLN            USD(1)             PLN
                                                              ----------------------------------------------------
                                                              ----------------------------------------------------
International Accounting Standards (unaudited)

Net sales:
Service revenues and fees                                              928,421         226,444            740,032
Sales of telephones and accessories                                     52,733          12,862             59,189
Total net sales                                                        981,154         239,306            799,221
                                                                       -------         -------            -------
Cost of sales:
Cost of services sold                                                (377,773)        (92,140)          (302,584)
Cost of sales of telephones and accessories                          (241,618)        (58,931)          (229,950)
Total cost of sales                                                  (619,391)       (151,071)          (532,534)
                                                                     ---------       ---------          ---------
Gross margin                                                           361,763          88,235            266,687
                                                                       -------          ------            -------
Operating expenses:
Selling and distribution costs                                       (158,897)        (38,755)          (129,165)
Administration and other operating costs                              (47,901)        (11,683)           (38,037)
Total operating expenses                                             (206,798)        (50,438)          (167,202)
                                                                     ---------        --------          ---------
Operating profit                                                       154,965          37,797             99,485
                                                                       -------          ------             ------
Interest and other financial expenses, net                            (13,736)         (3,350)           (66,094)
Profit before taxation                                                 141,229          34,447             33,391
                                                                       -------          ------             ------
Taxation charge                                                        (4,511)         (1,101)            (1,847)
Comprehensive net income                                               136,718          33,346             31,544

U.S. GAAP (unaudited)

Revenues                                                               981,386         239,362            634,115
Cost of sales                                                        (617,136)       (150,521)          (366,451)
Operating expenses                                                   (206,798)        (50,439)          (167,202)
Interest and other financial expenses, net                              58,325          14,226           (59,066)
Taxation benefit/(charge)                                                  333              81            (1,480)
Net income                                                             216,110          52,709             39,916

Other Financial and Operating Data (unaudited)

EBITDA (IAS) (2)                                                       324,455          79,135            208,003
EBITDA (U.S. GAAP) (2)                                                 324,627          79,177            206,692
Net cash from operating activities                                     358,426          87,421             41,147
Net cash used in investing activities                                (981,304)       (239,342)          (388,000)
Net cash from/(used in) financing activities                           815,715         198,955          (514,802)
Subscribers at end of period                                         3,088,824             N/A          2,005,368
Monthly churn rate (%) (3)                                                 1.4             N/A                2.3




(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 31, 2001. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.
(2) EBITDA represents operating profit plus depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.
(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data

                                                                    At                            At
                                                              March 31, 2001               December 31, 2000

                                                    -------------------------------------------------------------
                                                    -------------------------------------------------------------
                                                                           (in thousands)
                                                    -------------------------------------------------------------
                                                    -------------------------------------------------------------
                                                         PLN               USD                    PLN
                                                    -------------------------------------------------------------
                                                    -------------------------------------------------------------

International Accounting Standards (unaudited)
Long-term assets and deferred taxes                      6,228,654           1,519,184                 6,127,889
Total assets                                             7,283,360           1,776,429                 7,039,989
Long-term  liabilities, deferred tax liabilities         5,540,177           1,351,263                 4,160,008
and provisions
Total liabilities                                        6,481,163           1,580,771                 6,353,042
Shareholders' equity                                       802,197             195,658                   686,947

U.S. GAAP (unaudited)

Long-term assets                                         6,281,186           1,531,997                 6,099,364
Total assets                                             7,335,892           1,789,242                 7,011,464
Shareholders' equity                                       824,814             201,418                   609,704



 Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. We expect to begin offering these services in 2003.

In March 2001, we changed our brand name to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launch two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000.

The following table sets forth key business indicators:


                                                              As of and for the quarter     As of and for the
                                                                        ended                 quarter ended
                                                                   March 31, 2001             March 31, 2000
                                                                   --------------             --------------
Subscribers:
Gross subscribers additions                                            408,234                   381,971
Churn (%)                                                                1.4                       2.3
Net subscriber additions                                               285,844                   253,893
Total subscribers                                                     3,088,824                 2,005,368
                         of which:
Post-paid subscribers                                             2,156,760 (69.8%)         1,577,149 (78.6%)
Pre-paid subscribers                                               932,064 (30.2%)           428,219 (21.4%)
Growth of total subscriber base over last 12 months (%)                 54.0                      113.9
Traffic:
Average monthly minutes of use                                           150                       152
Average monthly number of SMSs                                           11                        4.8
Average monthly revenue per user (PLN)                                   105                       129
Change from prior year (%)                                             (18.6)                     (26.2)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)                                           94.7                       87.0
Population covered (%)                                                  99.0                       97.0


Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 3.1 million subscribers. We believe our subscriber base represents a 41.3% share of the total Polish wireless market and a 44.3% share of the total Polish post-paid market, in each case, as of March 31, 2001. We have national GSM 900, GSM 1800 and UMTS Licenses. As of March 31, 2001, our GSM network covered approximately 94.7% of the geographic area of Poland, reaching approximately 99% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. To distribute our products and services, we use a network of 28 dealers with 980 points of sale and a national network of our own 70 retail outlets dedicated for private customers and a direct sales force of 100 business advisors together with increasing number of authorized business advisors employed by our dealers.

The main source of our revenue is airtime charges, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime charges include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of pre-paid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international call services on their outgoing calls and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease. We believe that the anticipated proportionate decrease in revenues from handset sales will substantially result from an anticipated gradual decrease in the retail price of handsets and a tendency for the proportion of gross subscriber additions to net subscriber base to fall as market penetration increases. Our revenues depend on the number of subscribers, call volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been mainly driven over the last twelve-month period by the increase in our pre-paid subscriber base but also by the new tariff plans introduced in November 2000.

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer GPRS-based data services in late 2001 and UMTS services in early 2003. Further, competition in the market may increase as the Polish Government announced that it may run a tender for a fourth mobile operator during 2002. The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

During the first quarter of 2001, we attracted 408,234 new gross subscribers, approximately 7% more than in the first quarter of 2000, and increased our total net subscriber base by 54% to 3,088,824 subscribers as of March 31, 2001 from 2,005,368 subscribers as of March 31, 2000. These 3.1 million subscribers consisted of approximately 69.8% post-paid subscribers and 30.2% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs fell sequentially quarter over quarter from approximately 74.7% in the first quarter of 2000 to 58.0% in the fourth quarter of 2000. In the first quarter of 2001 this trend has stabilized at approximately 59.8%. We believe that this reflects a highly positive response to our November 2000 post-paid segmenting and branding changes for the higher ARPU post-paid segment.

In the first quarter of 2001, the overall Polish  wireless  market grew by 9% to
approximately  7.5  million  subscribers,   representing  an  approximate  19.4%
penetration of Poland's total population.

As of March 31, 2001, our subscriber base represented approximately 41.3% of the total Polish wireless market and 44.3% of the total Polish post-paid market, making us the leader among wireless services providers in Poland.

Churn Rate

"Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period.) Prior to December 2000, pre-paid subscribers were treated as having churned (losing their designated phone number) if they had not recharged their pre-paid account within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid account within a twelve month period. We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). Since October 1999 we have operated a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention and cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors is a significant factor in our ability to retain customers.

The average monthly churn rate for the first quarter of 2001 was 1.4% compared to 2.3% as an average for the first quarter of 2000. The churn rate for post-paid subscribers was 1.9% in the first quarter of 2001 compared to 2.9% for the first quarter of 2000 and 0.1% for pre-paid subscribers compared to 2.2% for the first quarter of 2000. The decrease in churn rate for pre-paid customers mainly reflects the change in disconnection policy, introduced in November 2000. Pre-paid disconnections will begin to increase again during the second quarter of 2001. We believe that the dropping post-paid churn rates over the last twelve months were the result of our Loyalty Program, new tariff plans, market segmentation and value-added services, which we believe reflects our subscribers' satisfaction and the high quality of our services and shows commitment to providing our subscribers with the best service in the Polish market.

Subscriber Mix

Our revenues are also affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. These calls also tend to be longer in duration than those made by our pre-paid subscribers. Our post-paid subscribers make more calls than they receive as compared to our pre-paid subscribers. Furthermore, post-paid business subscribers generally have higher lifetime average subscriber values than non-business post-paid subscribers for reasons similar to those given above. Our subscriber base currently consists of 30.2% pre-paid subscribers. We expect the number of our pre-paid subscribers to increase in the future, which may result in a continued decline in blended ARPU in respect of voice services. With the introduction of GPRS and UMTS services we expect to be able to address an additional subscriber segment with "Machine to Machine" or telematic services. These services would be tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Minutes of Use

The average number of Minutes of Use, or MOUs, per month in the first quarter of 2001 was 150 compared to 152 minutes in 2000. In the first quarter of 2001, the average number of MOUs per month was 179 minutes for post-paid subscribers and 79 minutes for pre-paid subscribers. The decrease in minutes of use is the result of increasing penetration and the increasing number of lower-end subscriptions joining our network. However, we stimulate usage by bundling a number of free minutes into the monthly fee and we believe that the introduction of new tariff plans will increase the usage of the existing subscriber base.

Short Message Services

The average number of Short Message Services, or SMS, was 11 SMSs per subscriber per month in the first quarter of 2001 compared to almost 5 SMSs in the first quarter of 2000. In the first quarter of 2001, the average number of SMSs per subscriber per month was comprised of 12 SMSs per post-paid subscriber and 10 SMSs per pre-paid subscriber. We believe that the number of SMSs will increase during 2001, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

For the quarter ended March 31, 2001, overall Average Revenue Per User per month, or ARPU, decreased to PLN 105 from PLN 129 in the first quarter of 2000. This decrease was the result of lower average number of minutes of use per month and lower revenues per minute from our post-paid subscribers as a result of November 2000 tariff reductions,. use of promotional airtime rates and full quarter impact of new tariff plans. In the first quarter of 2001, ARPU in respect of post-paid subscribers was PLN 132 and ARPU in respect of pre-paid subscribers was PLN 37. This represent a 13.7% decline over the fourth quarter of 2000 for post-paid and 15.9% for pre-paid. We believe that the significant fall on the pre-paid side is largely resulting from the change in disconnection policy.



Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales mainly includes:

     o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     o amortization and depreciation charges associated with licenses fees and fixed assets;

o        other external services;

     o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     o commission payments to the dealers and sales force associated with subscriber acquisition; and

     o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales toward fixed asset amortization and depreciation charges, aggregate leased line and interconnection fees, which are driven by growing call volumes. To reduce dependence on TPSA for leased lines and interconnection, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into an interconnection agreement with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the expected introduction of GPRS services in 2001 and UMTS services in 2003, we expect to begin to incur significant additional costs of sales that we will incur in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from 2003, amortization charges for the UMTS License.

Operating Expenses

Our operating expenses consist of:

     o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.



Results of Operations

Net Sales

Total net sales increased by approximately 23% to PLN 981.2 million in the first quarter of 2001 from PLN 799.2 million in the first quarter of 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service  Revenues and Fees.  Service revenues and fees increased by 25.5% to PLN
928.4 million in the first quarter of 2001 from PLN 740.0 million in the first quarter of 2000. Service revenues and fees represented 94.6% of total net sales in the first quarter of 2001 compared to 92.6% in 2000.

The increase in the first quarter of 2001 compared to same period of 2000 was due primarily to an increase in the number of subscribers of approximately 54% to approximately 3.1 million subscribers as of March 31, 2001 from approximately
2.0 million subscribers as of March 31, 2000. We believe that the substantial increase in our subscribers was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market. This increase was partially offset by:

     o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, the increase in the percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee;

     o a shift in the mix of out-bound calls to in-bound calls, the revenue from which is less than the revenue from out-bound calls; and

     o    a decrease in the average monthly number of MOU.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 10.9% to PLN 52.7 million in the first quarter of 2001 from PLN 59.2 million in the same period of 2000. Revenues on sales of telephones and accessories represented 5.4% of total net sales in the first quarter 2001 compared to 7.4% in the first quarter of 2000.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of future sales and all positive margins will come from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as proportion of gross additions to the existing subscriber base continuous to fall.

The decrease in revenues from equipment and accessories in the first quarter of 2001 compared to the first quarter of 2000 was due primarily to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. This decrease took place notwithstanding increased handset sales as a result of an increase in gross additions of new subscribers in the first quarter of 2001 compared to same period of 2000. This decrease in sales of telephones and accessories was partially offset by a change in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers, whose handsets are generally not subsidized.

Cost of Sales

Total cost of sales increased by 16.3% to PLN 619.4 million in the first quarter of 2001 from PLN 532.5 million in the first quarter of 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 24.9% to PLN 377.8 million in the first quarter of 2001 from PLN 302.6 million in the first quarter of 2000.

The increase in cost of services sold in the first quarter of 2001 compared to the first quarter of 2000 was due primarily to:

     o a 59.1% increase in depreciation and amortization charges to PLN 156.6 million in the first quarter of 2001 from PLN 98.4 million in the first quarter of 2000;

     o a 32.6% increase in interconnection expenses to PLN 56.1 million in the first quarter of 2001 from PLN 42.3 million in the first quarter of 2000;

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

The increase in cost of services sold was partially offset by 32.4% decrease in leased line expenses to PLN 24.8 million in the first quarter of 2001 from PLN
36.7 million in the first quarter of 2000. The decrease in leased line expenses is mainly a result of the introduction of our SDH backbone network.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 11.6 million, or 5.1%, to PLN 241.6 million in the first quarter 2001 from PLN 230.0 million in the first quarter of 2000. The marginal increase in the cost of telephones and accessories is a result of approximately 6.9% increase in gross additions and commencement of retention to subsidize replacement terminals for our highest ARPU customers. This was offset by a general decrease in handset prices as well as the change in the subscriber structure with increasing numbers of prepaid customers coupled with those customers who buy only a prepaid coupon and a second hand handset.

Gross Margin

Gross margin was 36.9% in the first quarter of 2001 compared to 33.4% in the first quarter of 2000. The increase in gross margin in the first quarter of 2001 compared to the first quarter of 2000 was primarily due to the substantial increase in the net subscriber base during this period and resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

Operating expenses increased by 23.7% to PLN 206.8 million in the first quarter of 2001 from PLN 167.2 million in the same period of 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses. Operating expenses increased as a percentage of revenues to 21.1% in the first quarter of 2001 from 20.9% in the first quarter of 2000.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were flat and at the level of 16.2% in the first quarter of 2001 and 2000. In absolute terms selling and distribution costs increased by 23.0% to PLN 158.9 million in the first quarter of 2001 from PLN 129.2 million in the same period of 2000. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

The increase in selling and distribution costs in absolute terms in the first quarter of 2001 compared to the same period of 2000 was primarily due to significant increases in advertising costs as well as to an increase in our sales force resulting in related increases in salary costs offset by the reduction in charges to doubtful debtors provision.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.9% and 4.8% in the first quarter of 2001 and 2000, respectively. Administration and other operating costs in absolute terms increased by approximately 25.9% to PLN 47.9 million in the first quarter of 2001 from PLN 38.0 million in the same period of 2000.

The increase in administration and other costs in absolute terms in the first quarter of 2001 compared to the first quarter of 2000 was primarily due to increases in wages and salaries and in social security expenses.

Operating Profit

Due to the above factors, operating profit was PLN 155.0 million and PLN 99.5 million in the periods ended March 31, 2001 and 2000, respectively, and operating margin was 15.8% and 12.4% in the first quarter of 2001 and 2000, respectively.

Financial Expenses

Interest and other financial costs, net, were PLN 13.7 million in the first quarter of 2001, as compared to PLN 66.1 million in the same period of 2000. Financial expenses primarily arise from interest expenses on our Bank Credit Facilities, Bridge Loan, the 10 3/4 Notes and 11 1/4 Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated loans and accounts payable.

In the first quarter of 2001, net interest expenses were PLN 117.6 million, as compared to PLN 120.0 million in the first quarter of 2000. The decrease in net interest expenses in the first quarter of 2001 was the result of the lower average outstanding amounts under the Bank Credit Facilities and interest paid on vendor financing in the first quarter of 2000 no longer being incurred in 2001. Net interest expense as a percentage of total revenue was 12.0% and 15.0% in the first quarter of 2001 and 2000, respectively.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. During the first quarter of 2001, the Zloty further appreciated against the U.S. dollar and Euro to finish the quarter at the rate of approximately U.S.$1 = PLN 4.1 and Euro to (a)1 = PLN 3.617 on March 31, 2001. The quarter end exchange rates resulted in a net foreign exchange gain of PLN
83.8 million in the first quarter of 2001, compared to a net foreign exchange gain of PLN 54.0 million in the same period of 2000. Of the total net foreign exchange gains, PLN 17.9 million relates to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

The profit before taxation amounted to PLN 141.2 million in the first quarter of 2001, compared to the PLN 33.4 million in the first quarter of 2000. In the first quarter of 2001, we had a tax charge of PLN 4.5 million compared to the tax charge of PLN 1.8 million in the same period of 2000.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended March 31, 2001. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     o    capital   expenditures  for  existing  and  new  network   operations,
          including significant UMTS network build-out costs;

     o payment of license payables, including significant UMTS License payables;

     o    debt service requirements relating to existing debt; and

     o    UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and maintain the quality of our network and to roll-out a UMTS network.

Sources of Financing

Primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;

     o    financing from banks;

     o    financing from senior subordinated guaranteed notes issuance; and

     o    certain qualifying technical equipment, or QTE, leases.

In February 2001, we entered into:

     o    a Euro 550 million Bank Credit Facility (as described in Part II, Item
          2. Material Contracts-- Bank Credit Facilities);

     o    a Euro 100 million Bank Credit Facility (as described in Part II, Item
          2. Material Contracts-- Bank Credit Facilities);

On March 30, 2001, we entered into a senior subordinated bridge loan facility with Deutsche Bank AG London, pursuant to which we borrowed Euro 28 million. We used the proceeds from this loan to fund one-third of the March 31, 2001 installment of our UMTS License (as described in Part II, Item 2. Material Contracts - Bridge Loan).

On May 8, 2001 we issued Senior Subordinated Guaranteed Notes in the nominal amount of Euro 200 million with yearly coupon of 10.875% paid on each January 31 and July 31 commencing July 31, 2001. The Notes mature on May 1, 2008.

We may be required to terminate the Euro 100 million Bank Credit Facility under certain circumstances if we raise additional debt.

We expect to continue to rely upon these sources of liquidity and capital resources in the future. We are also taking into consideration several options to finance, if necessary, our UMTS business plan.

Under our current business plan, we expect that borrowings under the Bank Credit Facilities, together with anticipated cash from operations and future potential vendor financing or additional senior debt financing will provide us with the financing we require to fund our operations.

We cannot assure you,  however,  that we will not need  additional  financing or
that  such  additional   financing  will  be  available  on   satisfactory   and
commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o    cost of new network equipment and maintenance of our networks;

     o    regulatory changes;

     o    currency exchange rate fluctuations;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

Net cash generated from operating activities during the first quarter of 2001 was PLN 358.4 compared to PLN 41.1 million in the first quarter of 2000. Non-cash provisions and net non-operating items for the same periods were PLN
196.2 million and PLN 186.8 million, respectively. These principally reflect depreciation, amortization, provisions for doubtful debtors, foreign exchange losses/gains and interest expense resulting from business growth and expanded financial activities. In addition, net cash from working capital items was PLN
119.6 million in 2001, compared net cash flow used for working capital items of PLN 92.0 million in 2000. The improvement in the first quarter of 2001 was primarily due to improved management of subscriber receivables and inventory.

Cash Used in Investing Activities

Net cash used in investing activities was PLN 981.3 million in the first quarter of 2001, compared to PLN 388.0 million in the same period of 2000. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 478.9 million and PLN 278.1 million during three moths ended March 31, 2001 and 2000, respectively. In the first quarter of 2001, we paid the installments for the GSM 900 and UMTS Licenses. We paid the PLN equivalent of Euro 56.1 million for the GSM 900 License and Euro 83.0 million for the UMTS License.

We also expect that our level of capital expenditures will remain significant for at least the next five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand services offered under the GSM and the UMTS Licenses.

Cash Flow from and used in Financing Activities

Net cash from financing activities was PLN 815.7 million in the first quarter of 2001, compared to net cash used in financing activities of PLN 514.8 million in the first quarter of 2000. These amounts reflect additional proceeds from the Bank Credit Facilities in the first quarter of 2001.

Trend Information

In our market, the number of subscriber connections is greater during the second half of the calendar year than during the first half. This is primarily due to increased sales during our anniversary promotions in September and the Christmas season. Therefore, our fees revenues and revenues from telephones and accessories, and the aggregate cost of sales of telephone and accessories and dealer commissions, have been greater during the second half of the calendar year than during the first half. It is difficult, however, to predict the seasonality of subscriber connections in the future.



Other Matters

Changes in Accounting Policies

During the first quarter of 2001, the company introduced two new standards into its accounting policy. We adapted IAS 39 on January 1, 2001. This standard establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities.

In the first quarter of 2001, we adapted our IAS (International Accounting Standards) revenue recognition policy to be as far as possible, consistent with the requirements of the Security and Exchange Commission Staff Accounting Bulleting no. 101 "Revenue Recognition in Financial Statements". That adds interpretation to the basic principles of revenue recognition in already existing generally accepted accounting principles in the United States (U.S.
GAAP). Based on the above bulletin and further interpretations, we set up the criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and accordingly adjusted presentation in the IAS financial statements. The resulting adjustment to the opening balance of accumulated deficit, as at January 1, 2001, resulted in a decrease of the deficit by PLN 11.7 million. In the first quarter of 2001, it was resulting in the increase of both revenue and cost of sales by PLN 12.1 thus did not affected net profit reported as of March 31, 2001.

For further details please see Note 3. "Accounting Standards" to Company's Financial Statements attached to 6-K report for the three month ended March 31, 2001.



Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

     o certain U.S. dollar amounts into Zloty at the rate of U.S.$1.00 = PLN 4.1, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2001; and

     o certain Euro amounts into Zloty at the rate of Euro 1.00 = PLN 3.617, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2001.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

The General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The
Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties for acceptance. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. Nevertheless, the Management Board and the Operating Parties must approve all actions taken to hedge financial risk.

The Primary Market Risk Exposures

The Company is subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk Management

Foreign currency risk management is aimed both at managing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at managing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms within levels determined by the Hedging Strategy. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 months forecast provided by the Treasury function and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least an annual basis, providing hedging solutions can be obtained at reasonable cost.

Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure. We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

The foreign exchange risk management transactions may be undertaken using the following instruments:

     o    forward and NDF transactions;

     o    currency swaps;

     o    cross-currency interest rate swaps; or

     o    FX options.

Interest Rate Risk Management

We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

     o    the 10 3/4% Notes for the total value of U.S.$253,203,000

     o    the 11 1/4% Notes for the total value of U.S.$150,000,000

     o    the 11 1/4% Notes for the total value of Euro 300,000,000

In addition, following the issuance of the Euro 200 million notes on May 8, 2001 we now have significant additional foreign currency exposure.

Debt liabilities based on floating interest rate are our revolving Bank Credit Facilities for the total bank commitments of Euro 650 million of which Euro
387.5 million is available in various currencies and Euro 262.5 million is available in Zloty.

The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of respective drawdown. The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in decrease of return on short-term investments. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on financing revenues.

Our interest rate exposure is managed by:

     o    managing the maturity periods of investments and borrowings;

     o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     o varying the period of time for which the interest rate is fixed in respect to the loan facility.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

     o    forward rate agreements (FRAs);

     o    interest rate swaps;

     o    interest rate options (caps, floors, collars).

In the first quarter of 2001, we did not conduct any interest rate hedging transactions.

Credit Risk Management

Commercial Credit Risk. We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us. Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

Financial Credit Risk. There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury function. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions. The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury function. The Treasury function does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Interest rate risk

As a fast growing company we have borrowings under Bank Credit Facilities, Bridge Loan and High Yield Bonds and lease agreements. Bank Credit Facilities and Bridge Loan agreements are based on variable interest rates. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses.

We are exposed to interest rate risk primarily as a result of the Bank Credit Facilities, which at the end of the first quarter of 2001 consisted of PLN tranche of PLN 953.0 million at the rate of WIBOR plus 0,6% p.a. and multicurrency tranche in the amount of Euro 170 million at the rate of LIBOR plus 0,6% p.a. and our bridge loan which at the end of the first quarter consisted of Euro 28 million. The table below presents principal and interest payments under the Bank Credit Facilities and Bridge Loan including principal and related weighted average interest rates for the balance drawn under the facility as of March 31, 2001. The weighted average interest rates computed do not consider the rate at which individual drawdowns on the loan will be refinanced. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

Principal and interest payments under Bank Credit Facilities and Bridge Loan


--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Bank Credit              2001        2002        2003        2004        2005      Thereafter     Total     Fair Value
Facilities                                                                                                   3/31/01
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------

Variable Rate (PLN)    142,902     179,261     179,261     317,387     706,963      209,075     1,734,849    960,852
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                   Weighted Average Effective Interest Rate 18.81%
-----------------------------------------------------------------------------------------------------------------------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (Euro)    26,372      32,935      32,935      32,935     362,301      282,415      769,893     616,448
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                  Weighted Average Effective Interest Rate 5,3563 %
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Bridge Loan
-----------------------------------------------------------------------------------------------------------------------
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable rate (Euro)    6,677       8,831       8,831       8,831       8,831       103,428      145,429     101,325
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
-----------------------------------------------------------------------------------------------------------------------


                                    Weighted Average Effective Interest Rate 8.72%
-----------------------------------------------------------------------------------------------------------------------


Foreign currency risk

Our sales revenues are denominated in Polish Zloty. A significant portion of our expenses and liabilities, however, are denominated in other currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses, which are linked to Euro and payable in Zloty, liabilities to our suppliers of network capital equipment and handsets, which are generally denominated and/or linked to Deutschmarks, French Francs or U.S. dollars. Additionally, the 10 3/4 Notes and 11 1/4 Notes loans are denominated in U.S. dollars or Euros and our Bank Credit Facilities and Bridge Loan are denominated in Euro. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

The table below summarizes, as at March 31, 2001 our foreign currency denominated long-term obligations together with short-term portions thereof and their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and, in the case of variable rate liabilities, the average weighted interest rates reflecting applicable LIBOR rates plus a margin of 0.6% per annum, the exchange rate of PLN 4.1 = U.S.$1.00 and the exchange rate of PLN
3.617 = Euro 1.00.

Foreign currency long-term obligations


----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
                      2001          2002         2003        2004        2005      Thereafter      Total      Fair Value
                                                                                                               3/31/01
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Fixed interest rate (Euro)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

GSM 1800 License         60,460        60,460       -           -          -             -            120,920     108,470
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
UMTS License            604,039        -            -           -          54,255     1,356,375     2,014,669     901,425
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
11 1/4Notes             122,074       122,074     122,074     122,074     122,074     1,573,395     2,183,765   1,163,770
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

Fixed interest rate (US$)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
10 3/4Notes               -             -         111,599     111,599     111,599     1,261,331     1,596,128     794,171
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
11 1/4Notes              69,189        69,189      69,189      69,189      69,189       891,752     1,237,697     656,513
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Headquarters
Lease                    23,372        31,163      31,163      31,163      31,163       280,033       428,057     222,736
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

Variable interest rate (Euro)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Bank Credit              26,372        32,935      32,935      32,935     362,301        82,415       769,893     616,448
Facility
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Bridge facility           6,677         8,831       8,831       8,831       8,831       103,428       145,429     101,325
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------


Through the second quarter of 2001 we started to hedge long term exposure related to our financing. We entered into several coupon cross currency interest rate swaps. We also undertook further hedging activities in order to hedge part of all foreign currency interest payments as well as floating rate PLN interest rate payments.

Inflation risk

In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation. For the twelve months ended March 31, 2001, annualized consumer price inflation in Poland was 6.2 percent per the Polish Office of Statistics.



Part II. Other Information

Item 1. Legal proceedings

Interconnect Dispute with PTK Centertel

On September 21, 2000 we submitted to Sad Okregowy w Warszawie XX Wydzial Gospodarczy (regional court) a citation for payment by PTK Centertel, one of our two direct competitors, for amounts due as the result of the absence of a mutually agreed interconnect agreement. We insisted on the return of benefits received by PTK Centertel from the telecommunications traffic starting at PTK Centertel and finishing in our network. In the period between September 16, 1996 and the date of citation, we performed for PTK Centertel interconnect services in the amount PLN 17 million. Following art. 405 of the Civil Code, we petitioned for the return of benefits received by PTK Centertel. On December 27, 2000, PTK Centertel answered our suit and on January 25, 2001 we responded to the objections raised in their answer and introduced additional explanations upon the Court's request. The case is ongoing with no court date currently set.

Interconnect Dispute with TPSA

As a result of our negotiations with TPSA the Ministry of Telecommunications issued a decision (the Interconnect Decision) regarding our settlement process with TPSA. Than shortly after this decision TPSA appealed it with the Supreme Administrative Court but the Court rejected this case on October 24, 2000 because of formal failure. PTC's role in this process was limited to the interested party. This Court's decision opened further negotiations with TPSA and we have already started renegotiations of settlements rates according to the instructions presented by Ministry of Telecommunication dated June 30, 2000. As TPSA was not willing to renegotiate the interconnect agreement with us, we asked OTR to regulate interconnect issues between TPSA and wireless operator. As a result, on May 28, 2001, the Office for Telecommunciations Regulations issued the regulation governing the settlement of international calls. The new regulation provides that we are entitled to receive part of the revenues coming from the international calls originated outside Poland and terminated in our network from TPSA, the incumbent telephone operator, on the same conditions as applied to our interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from such calls.

Personal Data Protection

An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation or suggested changes, it did reveal that we require our subscribers to provide more identification than the GIODO office generally believes is necessary. In our opinion,  such  documentation  is  necessary  to  verify  the  identity  of  our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the court of second instance on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. The case has not been resolved yet. However, if GIODO succeeds, we believe its decision will create additional burdens on our credit background checks on subscribers, which may therefore result in increased credit risks.



Item 2. Material contracts



Bank Credit Facilities

In February 2001, we entered into:

     o a Euro 550 million Bank Credit Facility (the "Euro 550 Million Bank Credit Facility ") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., The European Bank for Reconstruction and Development and Deutsche Bank Polska S.A., as lead arrangers, Deutsche Bank Polska S.A., as security agent, and the lenders party thereto (the "Euro 550 Million Lenders "); and

     o a Euro 100 million Bank Credit Facility (the "Euro 100 Million Bank Credit Facility" and, together with the Euro 550 Million Bank Credit Facility, the "Bank Credit Facilities ") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A. and Deutsche Bank Pol-ska S.A., as lead arrangers, Deutsche Bank
          Polska S.A., as security agent, and the lenders party thereto (the "Euro 100 Million Lenders" and together with the Euro 550 Million Lenders, the "Lenders ").

Pursuant to the Euro 550 Million Bank Credit Facility, the Euro 550 Million Lenders agreed to make advances to us on a revolving credit basis in the aggregate principal amount of not more than Euro 550 million. The Euro 550 Million Bank Credit Facility is comprised of two tranches:

     o an offshore tranche consisting of commitments totalling, at the date of agreement, Euro 292,500,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and)

     o a Zloty tranche consisting of commitments totalling at the date of the agreement the Zloty equivalent of Euro 257,500,000 under which amounts shall be made available only in Zloty.

Pursuant to the Euro 100 Million Bank Credit Facility, the Euro 100 Million Lenders agreed to make loans to us on a revolving credit basis in the aggregate principal amount of not more than Euro 100 million. The Euro 100 Million Bank Credit Facility is comprised of two tranches:

     o an offshore tranche consisting of commitments totalling, at the date of agreement, Euro 95,000,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     o a Zloty tranche consisting of commitments totalling, at the date of the agreement the Zloty equivalent of Euro 5,000,000 under which amounts shall be made available only in Zloty.

We have agreed with certain parties to the Euro 100 Million Bank Credit Facility that any drawdowns under the Euro 100 Million Bank Credit Facility can only take place if the Euro 550 Million Bank Credit Facility is utilized in full. Furthemore, we may be required to terminate the Euro 100 Million Bank Credit Facility under certain circumstances if we raise additional debt. Our ability to borrow funds under the Bank Credit Facilities depends upon the satisfaction of a number of conditions including continuing compliance with customary covenants and the accuracy of certain of our representations and warranties at the time of each borrowing. The principal amount of the Bank Credit Facilities is required to be repaid in full by February 20, 2006, unless prepaid, and the Lenders' commitments thereunder reduced pro-rata according to the following schedule:

Reduction Amount for Euro 550 Million Bank Credit Facility and Reduction Amount for Euro 100 Million Bank Credit Facilities


------------------------------------------------------------------------------------------------------------------
Installment Date                                      Euro 550 Million                   Euro 100 Million
                                                    Bank Credit Facility               Bank Credit Facility
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

September 30, 2004                                        27,500,000                          5,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
December 31, 2004                                         82,500,000                         15,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
March 31, 2005                                           110,000,000                         20,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
June 30, 2005                                            110,000,000                         20,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
September 30, 2005                                       110,000,000                         20,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
February 20, 2006                                        110,000,000                         20,000,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Total                                                    550,000,000                        100,000,000
------------------------------------------------------------------------------------------------------------------




All borrowings under the Bank Credit Facilities bear interest at a rate per annum equal to, depending on the currency borrowed, the London, Euro or Warsaw Interbank Offered Rate, commonly referred to as LIBOR, EURIBOR or WIBOR, plus in each case a margin of between 0.6% and 0.9% per annum based on our ratio of senior debt to EBITDA and any additional cost resulting from any lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to such lender (and, in the case of The European Bank for Reconstruction and Development, an extra 0.03%). Under the Bank Credit Facilities, we were required to submit our UMTS business plan to the Lenders for their approval. We submitted this business plan on April 9, 2001. The proceeds of the borrowings under the Bank Credit Facilities can be applied towards:

     o the financing of ongoing working capital requirements and GSM-network related capital expenditures;

     o the provision of an amount not to exceed Euro 15 million in cash collateral for letters of credit;

     o the funding of two-thirds of the initial installments on the UMTS License due before December 20, 2001 (up to an amount not to exceed Euro 150 million), provided that the Lenders are satisfied that our shareholders have provided or will provide the other third of the initial installments on the UMTS License by December 20, 2001. (This requirement was waived on March 26, 2001 to allow us to enter into a Senior Subordinated Bridge Facility Agreement (the "Bridge Loan") to make this one-third contribution to our license fee); and

     o    expenditure on the UMTS network in the following circumstances:

          - Before the Lenders have approved our UMTS business plan, we have undertaken not to spend more than Euro 25 million on UMTS capital expenditures, working capital and operating expenses related to the UMTS network;

          - After the Lenders have approved our UMTS business plan, there are no limits on our capital expenditure on the UMTS network; or

The Business Plan was accepted by the lenders on April 25, 2001.

The Bank Credit Facilities contain affirmative covenants which include, among others, maintenance of:

     o    ratios of senior debt to EBITDA;

     o    ratios of EBITDA to interest expense on senior debt; and

     o    ratios of EBITDA to total debt.

     The covenants under the Bank Credit Facilities allow us and our subsidiaries, under certain circumstances, to declare or pay dividends or make other payments or distributions to shareholders and to service subordinated indebtedness, including the notes, provided we meet certain financial covenants and so long as certain events, such as a payment block, a default or an event of default have not occurred and are continuing. The Bank Credit Facilities also provides for various events of default, including:

     o a failure to make payments of interest and principal, breaches of our covenants, agreements, representations and warranties under the Bank Credit Facilities;

     o a default under any other indebtedness having an aggregate principal amount of Euro 10 million;

     o the existence of a material unsatisfied judgment or order not subject to appeal;

     o the occurrence of certain events relating to bankruptcy or insolvency, or our making material changes in the nature of our business without the Lenders' prior consent;

     o changes in ownership of the Guarantor, that result in Deutsche Telekom AG or its subsidiaries, or Elektrim and/or Elektrim Telekomunikacja Sp. z o.o. owning less than 25.01% of the outstanding share capital of the Guarantor;

     o any governmental action that, in the reasonable opinion of the majority of the Lenders, has a material adverse effect on our condition or our ability to perform our obligations;

     o our failure to comply with any of the material provisions of, or our obligations, under the 10 3/4% Notes and the 11 1/4% Notes;

     o any event occurs which is likely to have a material adverse effect on our ability to repay the Bank Credit Facilities or on our business, financial condition, operations or performance;

     o the termination, revocation or suspension of any license for the operation of a telecommunications business; and

     o the reduction or diminution of any of the rights of our major shareholders under the Shareholders' Agreement, or the cancellation, suspension or termination of the Shareholders' Agreement without its replacement by an agreement having substantially the same terms and conditions, or any other event or series of events occurs that is likely to have a material adverse effect.

Substantially all of our assets have been pledged to secure the Bank Credit Facilities. Our Polish assets have been pledged in favor of the Lenders of the Bank Credit Facilities. The asset pledge is required to be registered by a Polish court in Warsaw in order to become effective. We have filed this pledge with the court and this filing was registered by the court on April 24, 2001.

Bridge Facility Agreement

On March 30, 2001, we entered into a Bridge Loan arranged by Deutsche Bank AG London, pursuant to which it made available to us Euro 28 million. The Bridge Loan is a term loan that matures on March 31, 2006. The Bridge Loan shall bear interest at a rate per annum equal to EURIBOR, plus an applicable margin which shall increase over time and any additional cost resulting from the lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to the lender. As set forth in the agreement, the proceeds of the Bridge Loan were used to fund one-third of the March 31, 2001 installment of the UMTS License fee. The facility was repaid with the 10? % Senior Subordinated Guaranteed Notes issued on May 8, 2001.

Item 3. Business environment

We operate on a competitive market. There are three mobile operators on the Polish market, all of them poses GSM 900, GSM 1800 and UMTS licenses. Additionally PTK Centertel still have NMT 450 license. Our GSM 1800 license is nationwide what differs it from the licenses of our competitors.

In January 2001, we opened our SDH microwave backbone which reached at that time 2,600 km, connecting the 12 most important metropolitan areas in the country, including Warsaw, Krakow, Gdansk, and Szczecin, among others. This SDH backbone will reduce our reliance on leased line and will reduce leased line expenses. We are the only operator in Poland having such a big, in terms of length and capacity, own microwave backbone.

Constructed in cooperation with Ericsson, the network is the biggest of its kind in Poland, allowing PTC to achieve transmission speed of 2*155 Mbit/s. The network as of March 31, 2001 reached 2,800 km. And consists of 13 long distance links, connecting the 12 metropolitan centers where PTC's Mobile Switching Centers are located. It is expected, that in the first half of the 2001, the number of links increased to 19 and the length of the network increased to than 3,600 km in June 2001.

During the first quarter, followed the changes in our corporate strategy as well as to reflect the UMTS license, we changed our brand name into Era and set up to new brand names: Era Bizness for our business oriented products and Era Moja for our retail customer oriented products.

Also during the first three months of 2001, we launched several solutions dedicated to the business sector as well as to the private subscribers.

SMS-C Direct Access (SMS-C DA)

In March the SMS-C DA service was commercially launched. The service, aimed at the business segment, allows different Companies and Business Institution to make SMS-based services for their customers.

Moja Era WAP

First approach of personalization system is ready to use as "Moja Era WAP" feature is now working on WAP platform. It gives our customers possibility to manage their profiles on EraWAP starting page which will result in personalized WAP services.

EraShop

On February 14, 2001, we as the first company in Poland offered its customers m-commerce services. Our subscribers are able now to order flowers through their WAP enabled mobiles. This services well be expanded during the remaining quarter of the year 2001.

Mobile banking

In March 2001, we launched our next banking service. Together with Wielkopolski Bank Kredytowy, one of the biggest retail banks in Poland, we introduced to our customer WBK24SMS services which enables mobile users and WBK customers to control their accounts with WBK through SMSs. We will seek to extend the number of services offered under the mobile banking product line as well as to extend the number of partners.

In order to focus more on customer needs and new product of services, we created a new division in our structure which reports directly to the Management Board. Product and Development Division consist of technical and marketing forces to better support new and innovative product creation process.

Issuance of Senior Subordinated Guaranteed Notes

On May 8, 2001, PTC  International  Finance II S.A.,  PTC's  subsidiary,  issued
(euro)200,000,000 Senior Subordinated Guaranteed Notes due 2008, guaranteed by PTC. The bond offering was oversubscribed by around 50 percent and the bonds were issued at par with an annual coupon of 10? percent paid semi-annually on January 31 and July 31, commencing July 31, 2001.

The proceeds from the offering were used to:

     o make a short term repayment of the amounts drawn under the Company's revolving five year Bank Credit Facilities. PTC anticipates that these facilities was redrawn to fund scheduled UMTS license instalment due in June and will also cover the license instalment due in September 2001;

     o repay a Bridge Loan Facility in the amount of approximately Euro 28 million, plus interest, which was used to partially cover the installment on the UMTS license due on March 31, 2001; and

     o    fund working capital needs and capital expenditure.

PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements into 2002, including the instalments for the UMTS license.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, Director of Strategy, Marketing and Sales









By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance







June 09, 2001